BLUE EARTH, INC.

2298 Horizon Ridge Parkway, Suite 205

Henderson, Nevada 89052

May 12, 2015

Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Blue Earth, Inc.

Registration Statement on Form S-3

First Filed March 25, 2015

File No. 333-202973

Acceleration Request

Requested Date:  May 15, 2015

Requested Time:  10:00 A.M. Eastern Time

Dear Ms. Ransom:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Blue Earth, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above referenced Registration Statement on Form S-3 effective as of the Requested Date and Requested Time set forth above or as soon thereafter as is possible.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•

should the Commission or its Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by telephone call to Elliot Lutzker (646-428-3210).

BLUE EARTH, INC.

By:  /s/ Johnny R. Thomas

       Johnny R. Thomas, Chief Executive Officer